UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Indevus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

454072109

(CUSIP Number)

February 17, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the

CUSIP No. 454072109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,264,588
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,264,588
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,264,588
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 454072109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 604,756
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 604,756
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,756
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 454072109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 360,579
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 360,579
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,579
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 454072109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,869,344
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,869,344
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,869,344
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 454072109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 360,579
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 360,579
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,579
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 454072109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Dale Chappell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,229,923
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,229,923
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,923
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12.	TYPE OF REPORTING PERSON IN, HC

On February 17, 2009, the Reporting Persons (as defined below) acquired more than 5% beneficial ownership of the shares of Common Stock (as defined below) of Indevus Pharmaceuticals, Inc. On February 23, 2009, the Reporting Persons no longer beneficially owned 5% of the outstanding shares of Common Stock. This Schedule 13G reflects the holdings of Common Stock of the Reporting Persons as of February 27, 2009.

Item	1(a)	Name of Issuer:

Indevus Pharmaceuticals, Inc. (“Issuer”)

1(b)	Address of Issuer’s Principal Executive Offices:

33 Hayden Avenue

Lexington, MA 02421-7966

Item	2(a)	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are (the “Reporting Persons”):

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),
•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),
•	Black Horse Capital Master Fund Ltd., a Cayman Islands exempt company (“Offshore Fund”),
•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”),
•	Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”), and
•	Dale Chappell, a United States citizen (“Mr. Chappell”) and

BH Management is the managing general partner of each of Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. Mr. Chappell is the controlling person of each of BH Management and BH Advisors.

2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address for each of the Domestic Fund, QP Fund, BH Management, BH Advisors and Mr. Chappell is 338 S. Sharon Amity Road, #202, Charlotte, North Carolina 28211.

The principal business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

2(c)	Citizenship:

Each of the Domestic Fund and QP Fund is a Delaware limited partnership.

The Offshore Fund is a Cayman Islands exempt company.

Each of BH Management and BH Advisors is a Delaware limited liability company.

Mr. Chappell is a citizen of the United States.

2(d)	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

2(e)	CUSIP Number:

454072109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item	4	Ownership
4(a)	Amount beneficially owned:

The Domestic Fund owns 1,264,588 shares of Common Stock.

The QP Fund owns 604,756 shares of Common Stock.

The Offshore Fund owns 360,579 shares of Common Stock.

BH Management beneficially owns the shares held by the Domestic Fund and QP Fund.

BH Advisors beneficially owns the shares of Common Stock held by the Offshore Fund.

Mr. Chappell is deemed to beneficially own the 2,229,923 shares of Common Stock owned by BH Management and BH Advisors.

Collectively, the Reporting Persons beneficially own 2,229,923 shares of Common Stock.

4(b)	Percent of Class:

Domestic Fund owns 1,264,588 shares of Common Stock representing 1.6% of the outstanding Common Stock.

QP Fund owns 604,756 shares of Common Stock representing 0.7% of the outstanding Common Stock.

Offshore Fund owns 360,579 shares of Common Stock representing 0.5% of the outstanding Common Stock.

BH Management beneficially owns 1,869,344 shares of Common Stock held by the Domestic Fund and QP Fund representing 2.4% of the outstanding Common Stock.

BH Advisors beneficially owns 360,579 shares of Common Stock held by the Offshore Fund representing 0.5% of the outstanding Common Stock.

Mr. Chappell beneficially owns the 2,229,923 shares of Common Stock collectively owned by BH Management and BH Advisors representing 2.8% of the outstanding Common Stock.

The Reporting Persons collectively beneficially own 2,229,923 shares of Common Stock representing 2.8% of the outstanding Common Stock.

4(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Not applicable.

(ii)	shared power to vote or to direct the vote:

Domestic Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of 1,264,588 shares of Common Stock owned by the Domestic Fund.

QP Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of 604,756 shares of Common Stock owned by the QP Fund.

Offshore Fund, BH Advisors and Mr. Chappell have the shared power to vote or direct the vote of 360,579 shares of Common Stock owned by the Offshore Fund.

(iii)	sole power to dispose or to direct the disposition of:

Not applicable.

(iv)	shared power to dispose or to direct the disposition of:

Domestic Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 1,264,588 shares of Common Stock owned by the Domestic Fund.

QP Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 604,756 shares of Common Stock owned by the QP Fund.

Offshore Fund, BH Advisors and Mr. Chappell have the shared power to dispose or to direct the disposition of the 360,579 shares of Common Stock owned by the Offshore Fund.

Item 5	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of more than Five Percent on behalf of another person:

Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

See Exhibit B attached hereto.

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certifications:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	February 27, 2009

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By: /s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By: /s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Indevus Pharmaceuticals, Inc. dated as of February 27, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	February 27, 2009

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By: /s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By: /s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

Exhibit B

Identification of Members of the Group

Black Horse Capital LP

Black Horse Capital (QP) LP

Black Horse Capital Master Fund Ltd.

Black Horse Capital Management LLC

Black Horse Capital Advisors LLC

Dale Chappell